

Mail Stop 3720

October 31, 2008

Tony Lee
President and Chief Executive Officer
Apextalk Holdings, Inc.
637 Howard St.
San Francisco, CA 94105

> **Re:** **Apextalk Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 3, 2008**
> **File No. 333-153838**

Dear Mr. Lee:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note you are registering the resale of substantially all of the outstanding shares held by persons other than affiliates of the issuer, and that your directors, officers and their affiliates are registering approximately one-half of the 2,400,000 shares being registered. Given the amount of shares being offered, the nature of the selling shareholders, and the time period that such shareholders have held their shares, it appears that this is an indirect primary offering by the company. Therefore, please fix the offering price of the securities for the duration of the offering and identify the selling stockholders as underwriters. If you disagree,

please provide us with a detailed legal analysis as to why this offering should be regarded as a secondary offering.

Registration Statement Cover Page

2.   Please revise your cover page to include all of the "check box" form requirements of Form S-1, such as the Rule 415 box related to delayed or continuous offerings and the boxes indicating whether you are a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Prospectus Cover Page

3.   In the second sentence, you state that your common stock has "no voting rights." However, this statement is inconsistent with your Certificate of Incorporation and Bylaws, as well as your disclosure in the second sentence of the section titled "Description of Securities" on page nine. Please revise.

4.   Revise to disclose that the number of shares being registered represents __% of your shares currently outstanding and __% of your currently outstanding shares held by non-affiliates.

About our Company, page 1

5.   In the second paragraph and elsewhere in your prospectus, please explain what you mean when you say that you have "soft launched" your applications.

Summary of the Offering, page 1

6.   Please revise the second sentence of the second paragraph to disclose that the private placement you reference occurred in February 2008. Also disclose, as you do in the second risk factor on page three, that the offering price for the current offering was arbitrarily determined and bears no relationship to the book value, assets or earnings of your company or any other recognized criteria of value.

Risk Factors, page 1

7.   Revise your risk factors so that they are tailored to your company and your particular circumstances. For example, in the first risk factor, explain why you are dependent on your executive officers. As another example, the second risk factor about growth does not appear to apply to your current operations. Avoid providing generic risk factors that could apply to any company and revise your risk factors to provide more meaningful disclosure.

Risks Related to Our Business, page 1

8.   Please revise to include a separate risk factor near the beginning of this section that your independent registered public accounting firm issued a going concern opinion, and that you believe you will need additional funding to satisfy your cash requirements for the next twelve months.

9.   Please revise to include a separate risk factor near the beginning of this section that you have never been profitable and, if true, that you anticipate significant losses in the future.

Risks Related to Our Industry, page 2

10.   Please revise to include a separate risk factor relating to the competitive nature of your industry.

Determination of Offering Price, page 4

11.   Please revise here and elsewhere your reference to the company's plan to effectuate "listing" on the OTCBB. Shares are quoted, not listed, on the OTCBB.

Selling Stockholders, page 4

12.   Please revise to clearly disclose how each of the selling shareholders acquired the shares being offered. Clarify which selling shareholders received shares pursuant to the Stock Exchange and Purchase Agreement and which selling shareholders received shares in their capacity as investors in 2007.

13.   As required by Regulation S-K Item 507, please disclose any position, office, or other material relationship that any selling shareholder has had with the company or any of its affiliates in the last three years.

Directors, Executive Officers, Promoters and Control Persons, page 6

14.   We note that Patrick Chu has been given the position of "fund manager." Please explain in your response letter how this position relates to your business.

15.   We note that several of your officers are currently involved with other companies. Please discuss the amount of time each executive officer will be devoting to Apextalk Holding.

16.   Please revise to include the information required by Item 407(a) of Regulation S-K regarding director independence.

Security Ownership of Certain Beneficial Owners and Management, page 8

17.   As required by Regulation S-K Item 403, please revise to disclose the address of each person known to the registrant to be the beneficial owner of more than five percent of your common stock.

Description of Securities, page 9

Preferred Stock, page 9

18.   You state that preferred stock may be authorized and issued in the future as the board of directors deems appropriate. Please revise to state that such designation will require an amendment to your Certificate of Incorporation and the approval of a majority of the outstanding stockholders entitled to vote thereon.

Description of Business, page 10

Products and Services, page 11

19.   Please revise this section to significantly expand your discussion of your current products and services. For example:

- Explain how you generate revenue, whether from subscription fees, from licensing, or through other means.
- Of the products and services you list, clarify which ones currently generate revenue and which ones do not.
- Discuss the stage of development of each product and service and the expected time frame and funding or other requirements necessary to bring the product or service to market.
- Explain whether your products and services are primarily designed and offered to individuals or businesses.
- Explain why you believe demand will be substantial once you have new funding and a systematic marketing and promotional plan in place, and provide any underlying support for your belief.
- Discuss whether any of your products or services are protected by patents or other intellectual property protections.
- Discuss in more detail your "strong connection" with Chinese and Hong Kong local telecom providers and your planned joint venture.
- Discuss the effect of existing or probable governmental regulations (both domestic and international, such as in the PRC) on the business.
- Discuss the competitive business conditions and the company's competitive position in the industry and methods of competition.

These are merely examples. We may have further comments on review of your revised disclosure.

Market Opportunity, page 12

20.   We note your statement that by using your services, companies will be able to increase their methods of communications with substantial discounts. Explain in more detail why you believe your business model allows you to provide companies with substantial discounts on their methods of communication than is otherwise available from competitors or comparable providers.

Management Discussion and Analysis, page 13

Plan of Operation, page 14

21.   We note that you will require additional outside capital to fully implement your business model. Please provide an estimate of the amount of outside capital investment you will need to fully implement your plan, the likely structure of this investment, and when you expect to conduct this capital raising.

22.   Please provide support for your belief that, according to your business plan, you will generate approximately 400 new subscribers after the end of the first 90 days, 800 subscribers within 180 days, 1,200 subscribers within 270 days, and 2,000 subscribers within one year. Explain in detail how you arrived at these projections, as well as how your new business plan differs from your past product launches. Discuss whether your operations can support these levels of subscribers.

Results of Operations, page 15

23.   Explain the sources of the revenues you generated in the six months ended June 30, 2008 and for the fiscal years ended December 31, 2006 and 2007. Discuss the components of your expenses and why they have increased. Disclose your net losses for each period.

Description of Property, page 15

24.   You state that you currently lease your business office at no charge from George Ma. Please reconcile this disclosure with your disclosure on page F-10 that the company has a lease agreement with Apex Telecom for leasing the facility at a monthly rate of $200 per month. Please file all lease agreements as an exhibit to your registration statement.

Certain Relationships and Related Transactions, page 15

25.   Please revise to disclose that TLMS International, Inc. is under the control of
        Tony Lee.

Available Information, page 17

26.   Please revise this section to state that the effectiveness of this registration
        statement will trigger the company's obligation under Section 15(d) of the
        Securities Exchange Act of 1934 to file current and periodic reports with the SEC.

Consolidated Financial Statements as of December 31, 2007

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

27.   We note that Apextalk sells a variety of products and services. Please disclose the
        specific nature of the products and services, the terms and length of customer
        arrangements, earnings patterns for the deferred revenues, and the nature of your
        customers. For example, explain to us whether or not you enter into contracts
        with your customers, and if you do, please provide general terms of such
        contracts, including whether you have refundable fees for services.

28.   Tell us and disclose the facts and circumstances requiring you to accrue unearned
        revenue.

Item 15. Recent Sales of Unregistered Securities, page II-2

29.   Your disclosures regarding the November 18, 2007 offering and November 2007
        share exchange agreement appear to be inconsistent with other disclosure. For
        example, you disclose on page one that you sold a total of 2,688,575 shares to an
        affiliate of your CEO/director and your CFO/director. However, on page II-3,
        you state that Anslow & Jaclin received share certificates. As another example,
        you disclose that you issued a total of 3,600,000 shares to the Apextalk Inc.
        shareholders in connection with the Share Exchange Agreement. However, the
        Stock Exchange and Purchase Agreement that you filed as Exhibit 10.1 indicates
        that you issued 900,000 shares to shareholders of Apextalk Inc. which became
        4,500,000 shares following the five-for-one forward stock split. Please advise and
        clarify these discrepancies.

Item 16. Exhibits, page II-3

30.   Please file as material contracts the service agreement you entered into on
        February 25, 2008 and the software development agreement, as disclosed on page
        F-12.

Signatures, page II-5

31.   Please note that the registration statement should also be signed by the company's
        controller or principal accounting officer. Therefore, please indicate which
        officer is signing in this capacity.

                                  *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs

for Larry Spirgel
Assistant Director

cc: By facsimile to (732) 577-1188
        Gregg E. Jacklin, Esq.
        (Anslow + Jaclin, LLP)